EXHIBIT 10.14

[FORM OF]

THIS 12% SERIES A SECURED CONVERTIBLE PROMISSORY NOTE (THE “NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“ACT”), OR THE SECURITIES LAWS OF ANY STATE.  THIS NOTE MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHOUT REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR DELIVERY TO TORCHLIGHT ENERGY RESOURCES, INC. OF AN OPINION OF LEGAL COUNSEL SATISFACTORY TO TORCHLIGHT ENERGY RESOURCES, INC. THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR ANY APPLICABLE STATE SECURITIES LAWS.

12% SERIES A SECURED CONVERTIBLE PROMISSORY NOTE
OF
TORCHLIGHT ENERGY RESOURCES, INC.

NOTE NO. _____________________                                                                                                ________________, 2012

FOR VALUE RECEIVED, TORCHLIGHT ENERGY RESOURCES, INC., a Nevada corporation with its principal office located at 2007 Enterprise Avenue League City, Texas 77573 (the “Company” or “Debtor”), unconditionally promises to pay to __________________________ whose address is _________________, ___________________, _____________________ , or the registered assignee, upon presentation of this 12% Series A Secured Convertible Promissory Note (the “Note”) by the registered holder hereof (the “Registered Holder” or “Holder”) at the office of the Company, the principal amount of $_________(“Principal Amount”), together with the accrued and unpaid interest thereon and other sums as hereinafter provided, subject to the terms and conditions as set forth below.  The effective date of execution and issuance of this Note is __________, 2012 (“Original Issue Date”).

1.           Series. This Note is one of a series of duly authorized and issued promissory notes of the Company designated as its 12% Series A Secured Convertible Promissory Notes in an aggregate principal face value for all Notes of this Series of up to $6,510,000 (each, a “Series Note,” and collectively, the “Series Notes”).  Each of the Series Notes is being issued in accordance with that certain Subscription Agreement between the Company and the Registered Holder, dated as of ___________, 2012, and is subject to the terms and conditions set forth in the Subscription Agreement.  Each of the Series Notes is being secured by the same collateral property (as described below in Section 6).  The Holder of this Note with the holders of all of the Series Notes are sometimes hereinafter collectively referred to as “Series Holders.”

2.           Schedule for Payment of Principal and Interest.  The Principal Amount outstanding hereunder shall be paid in one lump sum payment of $________________ on or before September 30, 2015 (the “Maturity Date”), and the interest on the Principal Amount outstanding hereunder shall be payable at the rate of 12% per annum and shall be due and payable quarterly, in arrears, with the initial interest payment due January 1, 2013, and continuing thereafter on each successive, April 1, July 1, October 1, and January 1 of each year during the term of this Note.  Accrual of interest on the outstanding Principal Amount, payable in cash, shall commence on the date of receipt of funds by the Company and shall continue until payment in full of the outstanding Principal Amount has been made hereunder.  The interest so payable will be paid to the person whose name this Note is registered on the records of the Company regarding registration and transfers of the Note (the “Note Register”). Payments made by the Company shall be made to all Series Holders at the same time.

3.           Payment.  Payment of any sums due to the Holder under the terms of this Note shall be made in United States Dollars by check or wire transfer at the option of the Company.  Payments made by the Company shall be made to all Series Holders at the same time.  Payment shall be made at the address last appearing on the Note Register of the Company as designated in writing by the Holder hereof from time to time.  If any payment hereunder would otherwise become due and payable on a day on which commercial banks in Houston, Texas, are permitted or required to be closed, such payment shall become due and payable on the next succeeding day on which commercial banks in Houston, Texas, are not permitted or required to be closed ("Business Day") and, with respect to payments of Principal Amount, interest thereon shall be payable at the then applicable rate during such extension, if any.  The forwarding of such funds shall constitute a payment of outstanding principal and interest hereunder and shall satisfy and discharge the liability for principal and interest on this Note to the extent of the sum represented by such payment.  Except as provided in Section 4 hereof, this Note may not be prepaid without the prior written consent of the Holder.

4.           Company’s Option to Redeem Note.  On or after April 30, 2013, up to 100%, in whole or in part, of the outstanding Principal Amount of the Note, plus any accrued and unpaid interest, will be subject to redemption at the option of the Company.  Any amount of the Note subject to redemption, as set forth herein, (the “Redemption Amount”) may be redeemed by the Company at any time and from time to time, upon not less than 10 nor more than 30 days notice to the Holder.  If less than 100% of the outstanding Principal Amount of each Series Note, plus any accrued and unpaid interest thereon, is to be redeemed at any time, the Company must redeem a pro rata amount of each Series Notes.

The Company shall deliver to the Holder a written Notice of Redemption (the “Notice of Redemption”) specifying the date for the redemption (the “Redemption Payment Date”), which date shall be at least 10 but not more than 30 days after the date of the Notice of  Redemption (the “Redemption Period”).  A Notice of Redemption shall not be effective with respect to any portion of this Note for which the Holder has previously delivered a Notice of Conversion (as defined in Section 5(b) below) or for conversions elected to be made by the Holder pursuant to Section 5 during the Redemption Period.  The Redemption Amount shall be determined as if the Holder’s conversion elections had been completed immediately prior to the date of the Notice of Redemption.  On the Redemption Payment Date, the Redemption Amount must be paid in good funds to the Holder.  After the Redemption Payment Date, interest will cease to accrue on the Note or the portion thereof called for redemption.

5.           Conversion Rights.

(a)           Conversion.  On or after six (6) months from the Original Issue Date, the Holder of this Note will have the right, at the Holder's option, to convert all or any portion of the Principal Amount hereof and any accrued but unpaid interest thereon into shares of common stock, par value $.001 per share, of the Company (“Common Stock”) in a manner and in accordance with Section 5(b) below (unless earlier paid or redeemed) at the conversion price as set forth below in Section 5(c) (subject to adjustment as described herein).  The right to convert the Principal Amount or interest thereon of this Note called for redemption will terminate at the close of business on the Business Day prior to the Redemption Payment Date for such Note, unless the Company subsequently fails to pay the applicable Redemption Amount.  The shares of Common Stock to be issued upon such conversion are hereinafter referred to as the “Conversion Shares”.

(b)           Mechanics of Holder’s Conversion.  In the event that the Holder elects to convert any portion of this Note into Common Stock, the Holder shall give notice of such election by delivering an executed and completed notice of conversion (“Notice of Conversion”) to the Company.  The Notice of Conversion shall (i) provide a breakdown in reasonable detail of the Principal Amount and/or accrued interest that is being converted, (ii) state the denominations in which such Holder wishes the certificate or certificates for the Conversion Shares to be issued and (iii) surrender this Note to the Company.  On each Conversion Date (as hereinafter defined) and in accordance with its Notice of Conversion, the Company shall make the appropriate reduction to the Principal Amount and/or accrued interest as entered in its records and shall provide written notice thereof to the Holder within five (5) Business Days after the Conversion Date.  Each date on which a Notice of Conversion is delivered or telecopied to the Company in accordance with the provisions hereof shall be deemed a Conversion Date (the “Conversion Date”).  Pursuant to the terms of the Notice of Conversion, the Company will issue instructions to its transfer agent as soon as practicable thereafter, to cause to be issued and delivered to the Holder certificates for the number of full shares of Conversion Shares to which such Holder shall be entitled as aforesaid and, if necessary, the Company shall cause to be issued and delivered to the Holder a new promissory note representing any unconverted portion of this Note.  The Company shall not issue fractional Conversion Shares upon conversion, but the number of Conversion Shares to be received by any Holder upon conversion shall be rounded down to the next whole number and the Holder shall be entitled to payment of the remaining principal amount by a Company check.  In the case of the exercise of the conversion rights set forth herein the conversion privilege shall be deemed to have been exercised and the Conversion Shares issuable upon such conversion shall be deemed to have been issued upon the date of receipt by the Company of the Notice of Conversion.  The Holder shall be treated for all purposes as the record holder of the Conversion Shares, unless the Holder provides the Company written instructions to the contrary.

(c)           Conversion Price.  The Conversion Price of the Common Stock into which the Principal Amount, or the then outstanding interest due thereon, of this Note is convertible shall be $1.75 per share (subject to adjustment as described herein).

(d)           Adjustment Provisions.  The Conversion Price and number and kind of shares or other securities to be issued upon conversion pursuant to this Note shall be subject to adjustment from time to time upon the happening of certain events while this conversion right remains outstanding, as follows:

(i)           Reclassification. In case of any reclassification, consolidation or merger of the Company with or into another entity or any merger of another entity with or into the Company, or in the case of any sale, transfer or conveyance of all or substantially all of the assets of the Company (computed on a consolidated basis), each Note then outstanding will, without the consent of any Holder, become convertible only into the kind and amount of securities, cash or other property receivable upon such reclassification, consolidation, merger, sale, transfer or conveyance by a Holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto, after giving effect to any adjustment event.

(ii)             Stock Split, Dividend.  If the number of shares of Common Stock outstanding at any time after the date hereof is increased by a subdivision or split of Common Stock, or by the declaration of a dividend on the Common Stock, which dividend is wholly or partially in the form of additional shares of Common Stock or any other securities of the Company, then immediately after the effective date of such subdivision or split-up, or the record date with respect to such dividend, as the case may be, the Conversion Price shall be appropriately reduced so that the holder of this Note thereafter exchanged shall be entitled to receive the percentage of shares of Common Stock which such holder would have owned immediately following such action had this Note been exchanged immediately prior thereto;

(iii)           Reverse Split.  If the number of Common Stock outstanding at any time after the date hereof is decreased by a combination of the outstanding Common Stock or reverse split, then, immediately after the effective date of such combination, the Conversion Price shall be appropriately increased so that the holder of this Note thereafter exchanged shall be entitled to receive the percentage of shares of Common Stock which such holder would have owned immediately following such action had this Note been exchanged immediately prior thereto.

(e)           Issuance of New Note.  Upon any partial conversion of this Note, a new promissory note containing the same date and provisions of this Note shall be issued by the Company to the Holder for the principal balance of this Note and interest which shall not have been converted or paid.  The Holder shall not pay any costs, fees or any other consideration to the Company for the production and issuance of a new promissory note.

(f)           Reservation of Shares.  The Company shall at all times reserve for issuance and maintain available, out of its authorized but unissued Common Stock, solely for the purpose of effecting the full conversion of the Note, the full number of shares of Common Stock deliverable upon the conversion of the Note from time to time outstanding. The Company shall from time to time (subject to obtaining necessary director and stockholder action), in accordance with the laws of the State of Nevada, increase the authorized number of shares of its Common Stock if at any time the authorized number of shares of its Common Stock remaining unissued shall not be sufficient to permit the conversion of the Note.

6.           Collateral.

(a)           Grant of Security Interest.  As security for the prompt performance, observance and payment in full of the entire indebtedness evidenced by this Note, including the Principal Amount, interest thereon, fees and other charges, undertakings, covenants and duties owing or to be performed or observed by the Company to the Holder, of every kind and description, whether joint or several, direct or indirect, absolute or contingent, due or to become due, now existing or hereinafter arising (collectively, the “Obligations”), the Company hereby grants to the Holder a security interest and lien for the Holders’ ratable share of the Series Notes as follows:

If $1,487,500.00 or more in Series Notes are issued, the Series Holders will have first lien position on all assets of the Company.  The Series Holders’ security interest in such assets set forth in this paragraph (collectively the “Collateral”) is more fully described in the Security Agreement executed in connection herewith.

(b)           Obligations Secured.  Subject to Section 6(c) below, the Company will simultaneously herewith execute a Security Agreement in favor of R. Kenneth Dulin as Agent (as described in Section 8 below) for the Series Holders creating a valid and continuing security interest in the Collateral in favor of the Series Holders of the Notes and securing the payment and performance of all of the Obligations under this Note and under all of the Series Notes,  however evidenced, whether now existing or hereafter arising, direct or indirect, absolute or contingent, including all costs and reasonable attorneys’ fees incurred by the Holder in enforcing this Note and/or collecting or attempting to collect on this Note.

7.           Representations and Warranties of the Company.  The Company represents and warrants to the Holder that:

(a)           Organization.  The Company is validly existing and in good standing under the laws of the state of Nevada and has the requisite power to own, lease and operate its properties and to carry on its business as now being conducted.  The Company is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of the properties owned or leased by the Company or the nature of the business conducted by the Company makes such qualification necessary or advisable, except where the failure to do so would not have a material adverse effect on the Company.

(b)           Power and Authority.   The Company has the requisite power to execute, deliver and perform this Note, and to consummate the transactions contemplated hereby.  The execution and delivery of this Note by the Company and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company.  This Note has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms except (i) that such enforcement may be subject to bankruptcy, insolvency, moratorium or similar laws affecting creditors' rights and (ii) that the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

8.	The Agent.

(a)           Appointment. The Holder along with the other Series Holders hereby designate and appoint R. Kenneth Dulin (the “Agent”) as their agent under the Series Notes, and each Series Holder hereby irrevocably authorizes the Agent to take such action or to refrain from taking such action on its behalf under the provisions of each of the Series Notes and to exercise such powers as are set forth herein or therein, together with such other powers as are reasonably incidental thereto.  The Agent agrees to act as such on the express conditions contained in this Section 8.  The provisions of this Section 8 are solely for the benefit of the Agent and the Series Holders and neither the Company nor any person shall have any rights as a third party beneficiary of any of the provisions hereof.  In performing its functions and duties under the Series Notes, the Agent shall act solely as an administrative representative of the Series Holders and does not assume and shall not be deemed to have assumed any obligation toward or relationship of agency or trust with or for the Series Holders, the Company or any person.  The Agent may perform any of its duties hereunder by or through its agents or employees.

(b)          Nature of Duties.

(i)           In General.  The Agent shall have no duties, obligations or responsibilities except those expressly set forth in the Series Notes.  The duties of the Agent shall be mechanical and administrative in nature.  The Agent shall not have by reason of this  Note a fiduciary relationship in respect of any Series Holder.  Each Series Holder shall make its own independent investigation of the financial condition and affairs of the Company in connection with the extension of credit hereunder and shall make its own appraisal of the credit worthiness of the Company.  If the Agent seeks the consent or approval of any of the Series Holders to the taking or refraining from taking of any action hereunder, then the Agent shall send notice thereof to each Series Holder.  The Agent shall promptly notify each Series Holder any time that the applicable percentage of the Series Holders has instructed the Agent to act or refrain from acting pursuant hereto.

(ii)           Express Authorization.  The Agent is hereby expressly and irrevocably authorized by each of the Series Holders, as agent on behalf of itself and the other Series Holders:

(1)	To act or refrain from acting regarding the Series Notes with respect to those matters so designated for the Agent;

(2)	To act as nominee for and on behalf of the Series Holders in and under the Series Notes;

(3)
To distribute promptly to the Series Holders, if required by the terms of  the Series Notes, all written information, requests, notices, payments, prepayments, documents and other items received from the Company;

(4)
To amend, modify, or waive any provisions of the Series Notes or the Security Agreement on behalf of the Series Holders subject to the requirement that certain of the Series Holders’ consent be obtained in certain instances as provided in Section 11;

(5)	To deliver to the Company and other persons, all requests, demands, approvals, notices, and consents received from any of the Series Holders;

(6)	To exercise on behalf of each Series Holder all rights and remedies of the Series Holders upon the occurrence of any Event of Default and/or default specified in this Note or applicable laws;

(7)	To execute any documents on behalf of the Series Holders as the secured party for the benefit of the Agent and the Series Holders; and

(8)	To act as Agent for the Series Holders under the collateral documents, including but not limited to any and all security agreements and financing statements.

(c)           Rights, Exculpation, Etc.  Neither the Agent nor any of its officers, directors, employees or agents shall be liable to any Series Holder for any action taken or omitted by them hereunder, or in connection herewith or therewith, except that the Agent shall be obligated on the terms set forth herein for performance of its express obligations hereunder, and except that the Agent shall be liable with respect to its own gross negligence or willful misconduct.  The Agent shall not be liable for any apportionment or distribution of payments made by it in good faith and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Series Holder to whom payment was due but not made, shall be to recover from other Series Holders any payment in excess of the amount to which they are determined to be entitled (and such other Series Holders hereby agree to return to such Series Holder any such erroneous payments received by them).  The Agent shall not be responsible to any Series Holder for any recitals, statements, representations or warranties herein or for the execution, effectiveness, genuineness, validity, enforceability, collectible, or sufficiency of the Series Notes or the transactions contemplated thereby, or for the financial condition of the Company.  The Agent shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of Series Notes or the financial condition of the Company, or the existence or possible existence of any Event of Default.  The Agent may at any time request instructions from the Series Holders with respect to any actions or approvals which by the terms of Series Notes the Agent is permitted or required to take or to grant, and the Agent shall be absolutely entitled to refrain from taking any action or to withhold any approval and shall not be under any liability whatsoever to any person for refraining from any action or withholding any approval under the Series Notes until it shall have received such instructions from the applicable percentage of the Series Holders.  Without limiting the foregoing, no Series Holder shall have any right of action whatsoever against the Agent as a result of the Agent acting or refraining from acting under the Series Notes in accordance with the instructions of the applicable percentage of the Series Holders and notwithstanding the instructions of the Series Holders, the Agent shall have no obligation to take any action if it, in good faith believes that such action exposes the Agent to any liability.

(d)           Reliance.  The Agent shall be entitled to rely upon any written notices, statements, certificates, orders or other documents or any telephone message or other communication (including any writing, telex, email, telecopy or telegram) believed by it in good faith to be genuine and correct and to have been signed, sent or made by the proper person, and with respect to all matters pertaining to the Series Notes and its duties hereunder or thereunder, upon advice of counsel selected by it.  The Agent may deem and treat the original Series Holders as the owners of the respective Series Notes for all purposes until receipt by the Agent of a written notice of assignment, negotiation or transfer of any interest therein by the Series Holders in accordance with the terms of the Series Notes.  Any interest, authority or consent of any Series Holder of any of the Series Notes shall be conclusive and binding on any subsequent holder, transferee, or assignee of such Series Notes.  The Agent shall be entitled to rely upon the advice of legal counsel, independent accountants, and other experts selected by the Agent in its sole discretion.

(e)           Indemnification.  Each Series Holder, severally, agrees to reimburse and indemnify the Agent for and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements including, without limitation, all costs and expenses (including attorneys' fees) incurred in connection with the collection of the Series Notes and/or enforcement of the Series Notes, of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Series Notes or any action taken or omitted by the Agent under the Series Notes in proportion to each Series Holder’s pro rata share, all of the foregoing as they may arise, be asserted or be imposed from time to time; provided, however, that no Series Holder shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses, advances or disbursements resulting from the Agent’s gross negligence or willful misconduct.  The obligations of the Series Holders under this Section 8(e) shall survive the payment in full of the Obligations and the termination of the Series Notes.

(f)           Successor Agent.

(i)           Resignation.  The Agent may resign from the performance of all its functions and duties hereunder at any time by giving at least thirty (30) days prior written notice to the Company and the Series Holders.

(ii)           Appointment of Successor.  Upon any such notice of resignation pursuant to Section 8(f)(i) above, upon the approval of a majority in interest of the Series Holders, determined on the basis of the respective principal value of the Series Notes held by each of the Series Holders (“Requisite Holders”) a successor to the Agent shall be appointed.  If a successor to the Agent shall not have been so appointed within said thirty (30) day period, the Agent retiring, upon notice to the Company, shall then appoint a successor Agent who shall serve as the Agent until such time, as the Requisite Holders appoint a successor to the Agent as provided above.

(iii)           Successor Agent.  Upon the acceptance of any appointment as the Agent under the Series Notes by a successor Agent, such successor to the Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the Agent retiring, and the Agent retiring shall be discharged from its duties and obligations under the Series Notes.  After any Agent’s resignation as the Agent under the Series Notes, the provisions of this Section 8 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent under the Series Notes.

(g)           Collateral Matters.

(i)           Release of Collateral.  The Series Holders hereby irrevocably authorize the Agent, at its option and in its discretion, to release any lien granted to or held by the Agent with respect to any property included in the Collateral:

(1)	upon the payment and satisfaction of all Obligations under the Series Notes; or

(2)
constituting property being sold or disposed of if the Company certified to the Agent that the proceeds from such sale or disposition are being paid to the Series Holder on the Series Notes or being utilized to acquire substituted collateral (and the Agent may rely in good faith conclusively on any such certificate, without further inquiry).

(ii)           Confirmation of Authority, Execution of Releases.  Without in any manner limiting the Agent’s authority to act without any specific or further authorization or consent by the Series Holders as set forth in Section 8(g)(i), each Series Holder agrees to confirm in writing, upon request by the Company, the authority to release any property covered by the Series Notes conferred upon the Agent under Section 8(g)(i).  So long as no Event of Default is then continuing, upon receipt by the Agent of confirmation from the Requisite Holders of its authority to release any property included in the Collateral, and upon at least five (5) Business Days prior written request by the Company, the Agent shall (and is hereby irrevocably authorized by the Series Holders to) execute such documents as may be necessary to evidence the release of the liens granted to the Agent for the benefit of the Series Holders herein or pursuant hereto upon such Collateral; provided, however, that the Agent shall not be required to execute any such document on terms which, in the Agent’s opinion, would expose the Agent to liability or create any obligation or entail any consequence other than the release of such liens without recourse or warranty.

(iii)           Absence of Duty.  The Agent shall have no obligation whatsoever to any Series Holder or to the Company or any other person to assure that the property included in the Collateral exists or is owned by the Company or is cared for, protected or insured or has been encumbered or that the liens granted to the Agent on behalf of the Series Holders herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the Agent in this Section 8.

(h)           Court Action by Agent.  If in the opinion of the Agent, an uncertainty exists on the part of the Agent as to the rights between the Series Holders or any of the parties or as to the Agent’s obligations hereunder, the Agent shall have the right to initiate legal proceedings to determine the rights of the parties.

(i)           Exercise of Remedies.  Each Series Holder agrees that it will not have any right individually to enforce or seek to enforce the Series Notes or Security Agreement or to realize upon any collateral security for the Series Notes, it being understood and agreed that such rights and remedies may be exercised only by the Agent on behalf of all Series Holders pro rata.

(j)           Consents.  In the event the Agent requests the consent of a Series Holder and does not receive a written denial thereof, or a written notice from a Series Holder that due course consideration of the request requires additional time, in each case, within ten (10) Business Days after such Series Holder’s receipt of such request, then such Series Holder will be deemed to have given such consent.

(k)           Dissemination of Information.  The Agent will provide the Series Holders with any information received by the Agent from the Company which is required to be provided to the Agent or to the Series Holders hereunder; provided, however, that the Agent shall not be liable to any one or more the Series Holders for any failure to do so, except to the extent that such failure is attributable to the Agent’s gross negligence or willful misconduct.

(l)           Compensation and Expenses.  The Agent will be entitled to reasonable compensation for its services hereunder, which compensation will in no event exceed $1,000 per quarter, and will be entitled to reimbursement for reasonable out of pocket expenses incurred in connection with its actions as the Agent if such expenses are preapproved by the Company in writing.  The Company shall be responsible for payment of such compensation and reimbursement of such expenses.

9.           Events of Defaults and Remedies.  The following are deemed to be an event of default ("Event of Default") hereunder: (i) the failure by the Company to pay any installment of interest on this Note or any other Series Notes as and when due and payable and the continuance of any such failure for 10 days; (ii) the failure by the Company to pay all or any part of the principal on this Note or any other Series Notes when and as the same become due and payable as set forth above, at maturity, by acceleration or otherwise; (iii) the failure of the Company to perform any conversion of Notes required under this Note or any other Series Notes and the continuance of any such failure for 10 days; (iv) the failure by the Company to observe or perform any other covenant or agreement contained in this Note or any other Series Notes and the continuance of such failure for a period of 30 days after the written notice is given to the Company by the Agent; (v) the assignment by the Company for the benefit of creditors, or an application by the Company to any tribunal for the appointment of a trustee or receiver of a substantial part of the assets of the Company, or the commencement of any proceedings relating to the Company under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debts, dissolution or other liquidation law of any jurisdiction; or the filing of such application, or the commencement of any such proceedings against the Company and an indication of consent by the Company to such proceedings, or the appointment of such trustee or receiver, or an adjudication of the Company bankrupt or insolvent, or approval of the petition in any such proceedings, and such order remains in effect for 60 days; (vi) a default in the payment of principal or interest when due which extends beyond any stated period of grace applicable thereto or an acceleration for any other reason of maturity of any indebtedness for borrowed money of the Company with an aggregate principal amount in excess of $1,000,000; and (vii) final unsatisfied judgments not covered by insurance aggregating in excess of $1,000,000, at any one time rendered against the Company and not stayed, bonded or discharged within 75 days.

10.           The Agent’s Rights and Remedies Upon the Occurrence of an Event of Default.  Following the occurrence and during the continuance of an Event of Default, the Agent may, at its option and instruction from the Series Holders:

(a)           Remedies. The Agent may declare any and all of the Obligations to be immediately due and payable; and, in addition to that right, and in addition to exercising all other rights or remedies, the Agent may proceed to exercise with respect to the Collateral all rights, options and remedies of a secured party upon default as provided for under the Uniform Commercial Code (“UCC”).

(b)           Exercise of Remedies.  The Agent may by notice to the Company  accelerate the payment of all Obligations (provided that no such notice shall be required if the Event of Default is under Section 9(iv); the Agent may proceed to enforce payment of any of the Obligations and shall have and may exercise any and all rights under the UCC or which are afforded to the Agent herein or otherwise; and all Obligations shall bear interest payable on demand at the rate per annum four percent (4%) in excess of the applicable rate of interest provided in Section 2 (the “Default Rate”).  Notwithstanding the foregoing, at any time after such a declaration of acceleration has been made and before a judgment and/or decree for payment of the money due has been obtained, the Requisite Holders of the Series Notes outstanding at such time, may, by written notice to the Agent, instruct the Agent to provide written notice to the Company that the Series Holders may rescind and annul such declaration and its consequences if all existing Events of Default, other than the non-payment of the principal and interest on the Series Notes which have become due solely by such acceleration, have been cured or waived.  No such rescission or annulment shall affect any subsequent default or impair any right consequent thereon.

(c)           Disposition of Collateral.  The Agent may sell, lease or otherwise dispose of and deliver any or all Collateral at public or private sale, for cash, upon credit or otherwise, at such prices and upon such terms as the Agent deems advisable in its sole discretion.  Any requirements of reasonable notice shall be met if such notice is mailed postage prepaid to the Company at its address set forth herein at least ten (10) Business Days before the time of sale or other disposition.  The Agent or a Series Holder may be the purchaser at any such sale, if it is public, and in such event the Agent and/or Series Holder shall have all rights of a good faith, bona fide purchaser for value from a secured party after default.  The proceeds of any sale may be applied (in whatever order and manner the Agent elects in its sole discretion) to all costs and expenses of sale (including without limitation reasonable attorneys' fees and disbursements) and to the payment of Obligations, and any remaining proceeds shall be applied in accordance with Article 9 of the UCC.  The Company shall remain liable for any deficiency.

(d)           Cumulative Remedies.  The rights and remedies of the Agent and/or Series Holder shall be deemed to be cumulative, and any exercise of any right or remedy shall not be deemed to be an election of that right or remedy to the exclusion of any other right or remedy.

(e)           Waivers.  The Company acknowledges that this Agreement involves the grant of a security interest, and the Company hereby waives, to the extent permitted by applicable law, (i) any requirement of marshaling assets or proceeding against persons or assets in any particular order, and (ii) any and all notices of every kind and description that may be required to be given by any statute or rule of law and any defense of any kind based on any such notice, except any notices required under this Note, including but not limited to all demands for payment, presentation for payment, notices of intention to accelerate maturity, notices of acceleration of maturity, protest, and notices of protest, all to the extent permitted by law.

11.	Consent of Series Holders.

(a)          Consent of All Series Holders.  Notwithstanding anything to the contrary contained herein, no amendment, modification, change or waiver shall be effective without the consent of all of the Series Holders to:

(i)           extend the maturity of the principal of, or interest on, any Note or of any of the other Obligations;

(ii)           reduce the Principal Amount of any Note or of any of the other Obligations, or the rate of interest thereon due to the Series Holders, except as expressly permitted herein or therein;

(iii)           change the date of payment of principal of, or interest on, any Note or of any of the other Obligations;

(iv)           change the manner of pro rata application by the Agent of payments made by the Company, or any other payments required hereunder;

(v)           modify this Section, Section 8(i); or

(vi)           release or agree to subordinate any material portion of any Collateral or Financing Document (except to the extent provided in Section 6(c)).

(b)           Consent of Less than All Series Holders.  Any decision other than as set forth in Section 11(a) above that shall be made by the Series Holders herein, shall be made by the Requisite Holders of the Series Notes outstanding at such time.

12.           Limitation on Merger, Sale or Consolidation.  The Company may not, directly or indirectly, consolidate with or merge into another person or sell, lease, convey or transfer all or substantially all of its assets (computed on a consolidated basis), whether in a single transaction or a series of related transactions, to another person or group of affiliated persons, unless either (i) in the case of a merger or consolidation, the Company is the surviving entity or (ii) the resulting, surviving or transferee entity expressly assumes by supplemental agreement all of the obligations of the Company in connection with the Notes.Upon any consolidation or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, the successor entity formed by such consolidation or into which the Company is merged or to which such transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of the Company under the Note with the same effect as if such successor entity had been named therein as the Company, and the Company will be released from its obligations under the Series Notes, except as to any obligations that arise from or as a result of such transaction.

13.           Corporate  Obligation.  No recourse shall be had for the payment of the principal or the interest on this Note, or for any claim based thereon, or otherwise in respect thereof, or based on or in respect of any Note supplemental thereto, against any incorporator, stockholder, officer, or director (past, present, or future) of the Company, whether by virtue of any constitution, statute, or rule of law, or by the enforcement of any assessment or penalty or otherwise, all such liability being by the acceptance hereof, and as part of the consideration for the issue hereof, expressly waived and released.

14.           Listing of Registered Holder of Note.  This Note will be registered as to principal amount in the Holder’s name on the books of the Company at its principal office in Houston, Texas (the “Note Register”), after which no transfer hereof shall be valid unless made on the Company’s books at the office of the Company, by the Holder hereof, in person, or by attorney duly authorized in writing, and similarly noted hereon.

15.           Registered Holder Not Deemed a Stockholder.  No Holder, as such, of this Note shall be entitled to vote or receive dividends or be deemed the holder of shares of the Company for any purpose, nor shall anything contained in this Note be construed to confer upon the Holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise.

16.           Waiver of Demand, Presentment, Etc.  The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notice of dishonor, notice of acceleration or intent to accelerate, bringing of suit and diligence in taking any action to collect amounts called for hereunder and shall be directly and primarily liable for the payment of all sums owing and to be owing hereunder, regardless of and without any notice, diligence, act or omission as or with respect to the collection of any amount called for hereunder.

17.           Attorney’s Fees.  The Company agrees to pay all costs and expenses, including without limitation reasonable attorney's fees, which may be incurred by the Holder in collecting any amount due under this Note or in enforcing any of Holder’s conversion rights as described herein.

18.           Enforceability.  In case any provision of this Note is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Note will not in any way be affected or impaired thereby.

19.           Intent to Comply with Usury Laws.  In no event will the interest to be paid on this Note exceed the maximum rate provided by law.  It is the intent of the parties to comply fully with the usury laws of the State of Texas; accordingly, it is agreed that notwithstanding any provisions to the contrary in this Note, in no event shall such Note require the payment or permit the collection of interest (which term, for purposes hereof, shall include any amount which, under Texas law, is deemed to be interest, whether or not such amount is characterized by the parties as interest) in excess of the maximum amount permitted by the laws of the State of Texas.  If any excess of interest is unintentionally contracted for, charged or received under this Note, or in the event the maturity of the indebtedness evidenced by the Note is accelerated in whole or in part, or in the event that all of part of the Principal Amount or interest of this Note shall be prepaid, so that the amount of interest contracted for, charged or received under this Note, on the amount of the Principal Amount actually outstanding from time to time under this Note shall exceed the maximum amount of interest permitted by the applicable usury laws, then in any such event (i) the provisions of this paragraph shall govern and control, (ii) neither the Company nor any other person or entity now or hereafter liable for the payment thereof, shall be obligated to pay the amount of such interest to the extent that it is in excess of the maximum amount of interest permitted by such applicable usury laws, (iii) any such excess which may have been collected shall be either applied as a credit against the then unpaid principal amount thereof or refunded to the Company at the Holder’s option, and (iv) the effective rate of interest shall be automatically reduced to the maximum lawful rate of interest allowed under the applicable usury laws as now or hereafter construed by the courts having jurisdiction thereof.  It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged or received under the Note which are made for the purpose of determining whether such rate exceeds the maximum lawful rate of interest, shall be made, to the extent permitted by applicable laws, by amortizing, prorating, allocating and spreading in equal parts during the period of the full stated term of the Note evidenced thereby, all interest at any time contracted for, charged or received from the Company or otherwise by the Holders in connection with this Note.

20.           Governing Law; Consent to Jurisdiction.  This Note shall be governed by and construed in accordance with the laws of the State of Texas without regard to the conflict of laws provisions thereof.  In any action between or among any of the parties, whether rising out of this Note or otherwise, each of the parties irrevocably consents to the exclusive jurisdiction and venue of the federal and/or state courts located in Harris County, Texas.

21.           Amendment and Waiver.  Any waiver or amendment hereto shall be in writing signed by the Holder.  No failure on the part of the Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Holder of any right hereunder preclude any other or further exercise thereof or the exercise of any other rights.  The remedies herein provided are cumulative and not exclusive of any other remedies provided by law.

22.           Restrictions Against Transfer or Assignment.  Neither this Note nor the shares issuable upon conversion of this Note may be sold, transferred, assigned, pledged, hypothecated or otherwise disposed of by the Registered Holder hereof, in whole or in part, unless and until either (i) the Note or the shares issuable upon conversion of the Note have been duly and effectively registered for resale under the Securities Act of 1933, as amended, and under any then applicable state securities laws; or (ii) the Registered Holder delivers to the Company a written opinion acceptable to the Company’s counsel that an exemption from such registration requirements is then available with respect to any such proposed sale or disposition.  Any transfer of this Note otherwise permissible hereunder shall be made only at the principle office of the Company upon surrender of this Note for cancellation and upon the payment of any transfer tax or other government charge connected therewith, and upon any such transfer a new Series Note will be issued to the transferee in exchange therefor.

23.           Entire Agreement; Headings.  This Note constitutes the entire agreement between the Holder and the Company pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, representations and understandings, written or oral, of such parties.  The headings are for reference purposes only and shall not be used in construing or interpreting this Note.

24.           Notices.  Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing and delivered in person, or sent by registered or certified mail (return receipt requested) or recognized overnight delivery service, postage pre-paid, or sent by email addressed as follows, or to such other address as such party may notify to the other parties in writing:

(a)           If to the Company, to it at the following address:

2007 Enterprise Avenue
League City, Texas 77573
Attn: John Brda, President
Email: john@torchlightenergy.com

(b)           If to Registered Holder, then to the address listed on the front of this Note, unless changed, by notice in writing as provided for herein.

(c)           If to the Agent, to it at the following address:

8449 Greenwood Drive
Niwot, Colorado 80503
Attention: R. Kenneth Dulin
Email: sawtoothprop@aol.com

A notice or communication will be effective (i) if delivered in person or by overnight courier, on the Business Day it is delivered, (ii) if sent by registered or certified mail, the earlier of the date of actual receipt by the party to whom such notice is required to be given or three (3) days after deposit in the United States mail and (iii) if sent by email, on the date sent.

IN WITNESS WHEREOF, Torchlight Energy Resources, Inc. has caused this Note to be duly executed in its corporate name by the manual signature of its President.

TORCHLIGHT ENERGY RESOURCES, INC.

By:
Thomas Lapinski
Chief Executive Officer

Agreed to by Holder:

Agreed to by Agent:
R. Kenneth Dulin

ANNEX A
NOTICE OF CONVERSION

The undersigned hereby elects to convert principal and/or accrued interest under the 12% Series A Secured Convertible Promissory Note due September 30, 2015 of Torchlight Energy Resources, Inc., a Nevada corporation (the “Company”), into shares of common stock, par value $0.001 per share (the “Common Stock”) of the Company, according to the conditions hereof, as of the date written below.  If shares of Common Stock are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith.  No fee will be charged to the Holder for any conversion, except for such transfer taxes, if any.

Conversion Calculations:

Date to Effect Conversion:___________________________

Principal Amount of 12% Series A Secured Convertible Promissory Note to be Converted:____________________________________

Accrued Interest Amount of 12% Series A Secured Convertible Promissory Note to be Converted:__________________________

Number of Shares of Common Stock to be Issued:________

Signature:________________________________________

Name:___________________________________________

Address:_________________________________________